FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 21, 2022
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc

Virtual Shareholder Event Statements

21 April 2022

NatWest Group plc will hold its Virtual Shareholder Event ("Virtual Event") at 5.00 p.m. today. The Virtual Event is being held ahead of the Annual General Meeting ("AGM") which will be held at Gogarburn, Edinburgh EH12 1HQ at 2.00 p.m. on 28 April 2022.  By holding the Virtual Event as well as the physical AGM, we are providing shareholders with two opportunities to engage with Board members and to ask questions prior to voting on the business of the AGM.

The following is an extract of the remarks to be made by Howard Davies, Chairman, and Alison Rose, Chief Executive at the Virtual Event.

Howard Davies

Good afternoon and welcome to our latest virtual shareholder event.

This event not only enhances shareholder engagement with the Board in general, it also provides an opportunity to take questions from those who are unable to attend next week's AGM.

I will keep my opening remarks brief.

Despite the ongoing challenges we all faced last year, the UK banking industry as a whole held up well, remaining open for business and well capitalised.

NatWest Group delivered a strong financial performance, returning to profitability and writing-back some of our pandemic-related impairment provisions as the economic outlook improved.

The bank's share price also saw a sharp recovery throughout the year, increasing around 35%. Some of these gains have been lost against the backdrop of recent geopolitical events, though on a 12 month view we have outperformed the UK banks average.

£3.8 billion of shareholder distributions were announced for the 2021 financial year, through buybacks - both directed and on-market - and dividends. And the government stake has recently fallen to around 48% following our latest buyback, having reduced from 62% at the start of last year.

While the move below 50% has little impact on our governance or operations, it was an important symbolic moment for our bank - a marker of how far we have come, the changes we have made since 2008 and lessons we have learned on the way.

In keeping with our intention to maintain a progressive, shareholder focus, the Board has taken the decision to give shareholders the opportunity to have a say on our climate strategy by voting on a climate resolution at this year's AGM.

We are also proposing a new Directors' Remuneration Policy for approval. The Board believes that this is the appropriate time to normalise our Executive pay policy and to bring it in line with other UK banks while continuing to directly align management with the interests of our shareholders by paying a significant proportion of their remuneration in shares.

Finally, I would like to thank Alison and her strong and capable leadership team. Their actions, and the hard work of all our colleagues, have ensured that NatWest Group is well placed to succeed and grow as the needs and expectations of our customers evolve.

With that, I will hand over to Alison for her update.

Alison Rose

Thank you Howard, and may I add my own warm welcome to everyone at this virtual shareholder event.

Since we last spoke just over two months ago, the world has changed considerably. Our thoughts are with everyone affected by the invasion of Ukraine and we are doing all we can to support them.

Yesterday, I was privileged to visit and see first-hand how our colleagues in Poland are helping Ukrainian refugees with food, medicine, accommodation and other essential items. But the group has also supported in many other ways too.

A phenomenal £8 million has so far been donated by our colleagues and customers to the Disasters Emergency Committee's Ukraine Humanitarian Appeal, including £2.5 million match-funded by the bank.

We have also taken measures to assist Ukrainian refugees, including helping them to open bank accounts and setting aside part of our Edinburgh headquarters as a welcome hub for those seeking refuge in Scotland.

And we are donating £100,000 to the Perspektywy Foundation which will provide support to 500 Ukrainian students as they begin their studies in Polish universities and polytechnics.

In addition to the humanitarian cost and the tragic loss of thousands of lives, the invasion of Ukraine has led to greater geo-political and macro-economic uncertainty, adding to the inflationary pressures impacting households in the UK.

While we are not seeing any significant signs of financial distress at this stage, we are acutely aware of the challenges the cost-of-living crisis is causing for many of our customers up and down the country.

Therefore, as we did throughout the pandemic, NatWest Group is focussed on championing the potential of the people, families and businesses we serve and providing the support they need.

Whether that is delivering more of our financial health checks to help customers understand their personal finances better, working with Marcus Rashford to support young people in developing a positive relationship with money or providing a dedicated SME ecosystem with access to specialist relationship managers and business hubs to help with supply chain issues.

It is this focus on building deeper relationships with our customers, combined with two years of strong strategic progress, that means NatWest Group is well placed to deliver sustainable growth and sustainable returns in the years to come.

And so as I said in February, we are building from this position of strength.

For 2021, we delivered an operating profit of 4.3 billion pounds for the whole Group, up from a loss of 351 million in 2020.

We removed a further 256 million pounds of costs from the business and retain a capital ratio well above our target range.

And at the same time, our 3 billion pound investment programme, focused primarily on technology, digitisation and data, is enabling our customers to interact with us in different ways, with almost 90% of retail customer needs now being met digitally.

And now, with the economy starting to recover, the business is firmly positioned for growth.

Importantly, one of the ways we will drive growth is by reflecting the values and aspirations of our customers - especially in helping our customers tackle climate change and the transition to net zero.

In practical terms, we have scaled our efforts to help meet the demand for sustainable financing.

In 2020, we set out to provide 20 billion pounds of climate and sustainable funding and financing over two years.

Having met this initial target in under 18 months, we have committed to an ambitious new goal of providing an additional 100 billion pounds of climate and sustainable funding and financing by the end of 2025.

There is a clear commercial imperative in helping our customers to thrive as we transition to net zero.

Our 'Springboard to Sustainable Recovery' report, which we published in 2021, highlights this.

The report shows that if small and medium-sized enterprises get the right support, they can deliver a significant amount of the UK's abatement targets and take advantage of more than £160 billion in climate opportunities.

We believe being transparent about our climate progress is also vital.

And through the bank's first climate resolution, we are giving our shareholders a chance to have their Say on Climate.

This will not only promote transparency about our climate ambitions and strategic direction, but also provide feedback to help us shape our future climate transition planning.

We will also drive growth through our continued customer focus.

We know there is an opportunity in the UK for a bank that genuinely understands its customers - what they want now, and what they'll want next.

And this, I believe, is the opportunity we uniquely have.

Whether that is through our continued investment in data and digital, giving us the ability to know our customers and their needs better; or through starting customer relationships earlier in the lifecycle, to support the next generation.

Looking at the year ahead, it is clear that there are some notable challenges facing the UK economy as we gradually recover from the pandemic.

Against that backdrop, it remains as important as ever that the Group remains focused on our purpose: championing potential, helping people, families and businesses to thrive.

Living up to our purpose is not only the right thing to do, it also has a strong commercial imperative, helping us to create value, drive growth and deliver sustainable returns for our shareholders.

Thank you, we will now open up for questions.

Forward-looking statements
This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies.  In particular, this document may include forward-looking statements relating to NatWest Group plc in respect of, but not limited to: the impact of the Covid-19 pandemic, its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its Purpose-led strategy, its ESG and climate related targets, its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to alternative risk free rates and NatWest Group's exposure to economic and political risks (including with respect to terms surrounding Brexit and climate change), operational risk, conduct risk, cyber, data and IT risk, financial crime risk, key person risk and credit rating risk.  Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the impact of the Covid-19 pandemic, future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs (including with respect to goodwill), legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate-related risks and the transitioning to a net zero economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's UK 2021 Annual Report and Accounts (ARA) and NatWest Group plc's filings with the US Securities and Exchange Commission, including, but not limited to, NatWest Group plc's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 21 April 2022

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary